                     SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC 20549

                                  FORM 10SB

             General Form for Registration of Securities of Small
                                Business Issuers

      Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                      JARRETT/FAVRE DRIVING ADVENTURE, INC.
              (Exact name of Small Business Issuer in its charter)



                FLORIDA                                 59-3564984
      (State or other jurisdiction of                 (I.R.S. Employer
       incorporation or organization                Identification No.)


3660 Maguire Boulevard, Suite 101, Orlando Florida         32803
 (Address of principal executive offices)                (Zip Code)

Registrant's Telephone number, including area code:     (888) 467-2231






Securities to be registered pursuant to Section 12(b) of the Act:
None

Securities to be registered pursuant to Section 12(g) of the Act:
Common Stock, $.01 par value



Forward-Looking Statements and Associated Risk.   This Registration
Statement, contains forward-looking statements including statements regarding, among other items, the Corporation's growth strategies, and anticipated trends in the Corporation's business and demographics. These forward-looking statements are based largely on the Corporation's expectations and are subject to a number of risks and uncertainties,
certain of which are beyond the Corporation's control.   Actual results
could differ materially from these forward-looking statements.

ITEM 1.   DESCRIPTION OF BUSINESS

The Corporation is in the development stage and will offer a wide range of NASCAR style driving schools and events endorsed and co-developed by renowned driving champions, Ned and Dale Jarrett. These programs will be conducted at various nationally recognized racetracks throughout the country. The Corporation owns several "NASCAR" type automobiles and has secured several racetrack locations at which it will offer these
services at various dates during the coming fiscal year.   The
Corporation completed its first driving program date during the weekend
o July 4, 1999.

Products and Services.   The Corporation will offer various types of
programs for individuals and corporations at its Driving Adventure
locations.   These programs will allow customers to either ride with an experienced driver or to get behind the wheel of an authentic stock
car.     The Corporation will offer driving programs of various lengths
and durations.   To date, no pricing guidelines have been set and may
vary due to location and local competition.   The Corporation intends
to develop two full driving schools in the next full year.

The Corporation will purchase five (5) stock cars for each active
location at an approximately price of $50,000 per car.   Parts will be
nominal due to the lack of real pressure asserted on the cars,
approximately $10,000 per month per site.   Staffing costs will be
approximately $40,000 per month at each active location.

The Corporation intends to contract with racing tracks of local owners for five to ten percent of revenue.

The Corporation will also offer a number of add-on sale items including individual and group pictures, videos from its AdventureCam to be located in the car (split screen cameras), clothing and souvenirs.

The Corporation is currently developing its logos and marketing materials and will commence the trademarking process for its name and various products and services.

Marketing.   The Corporation will offer its products and services at
various tracks throughout the country.   The Corporation shall employ a
sales staff of two at each location. These individuals will primarily be responsible with closing the prospects created through promotion. These services will be sold as corporate outings and directly to the public through various marketing and advertising mediums such as television, radio, billboard, newspaper, direct mail and on-site marketing.

Promotional and Licensing Agreements.   In December 1998, the
Corporation entered into promotional and licensing agreements with Dale Jarrett, Ned Jarrett, Glenn Jarrett, Jason Jarrett and Brett Favre (individually, the "Licensor") whereby these individuals have granted the Corporation the use of their names and likeliness in advertising, products and promotional materials, as well as an agreed upon number of appearances per year and an agreed upon number of radio and/or
television commercials as set out in each agreement.   Ned Jarrett is
the father of Dale Jarrett and Glenn Jarrett.   Dale Jarrett is the
father of Jason Jarrett.

Pursuant to these agreements, the Corporation has issued an aggregate of 5,500,000 Common Shares of the Corporation. The term of each agreement is Ten (10) years unless sooner terminated by the occurrence of any of the following:

(a) a material breach by the Corporation of the agreement which breach has not been satisfied within thirty (30) days of receipt of written notice from the Licensor;

(b) upon receipt of written notice from the Licensor if, as a result of (i) any act or omission of the Corporation, (ii) any claim or charge against the Corporation or (iii) any other occurrence or circumstances involving the Corporation, the continued association of Licensor with the Corporation would be detrimental to the value of the Licensed Material or to Licensor's image or reputation;

(c) the failure of the Corporation to continually operate and manage the business according to the policies, practices and standards agreed to by the parties;

(d) the failure of the Corporation to raise the $100,000 in investment capital; and

(e) the failure of the Corporation to comply with any laws and regulations, the consequences of which are material adverse to the Corporation.

During the term of the agreements, the Licensor agrees not to directly or indirectly (whether for compensation or otherwise), provide promotional appearances or services to any business which competes with the Corporation's business of owning and managing driving schools.

The Corporation has also agreed not to issue any additional common shares, preferred shares or warrants in the Corporation's stock to
insiders, directors without the Licensor's approval.   Additionally,
any and all future financings will be offered to the Licensor prior to outside fullment.

Competition. The driving schools industry is currently experiencing a limited degree of competition with regard to availability, price, service, quality and location. There are two well-established market leaders (Richard Petty Driving Experience and the Skip Barber Driving School) that are nationally recognized and which possess substantially greater financial, marketing personnel and other resources than the
Corporation.    There is also a small number of local or regional
schools.  It is also likely that other competitors will emerge in the
near future.   There is no assurance that the Corporation will compete
successfully with other established driving schools.   The Corporation
shall compete on the basis of availability, price, service, quality and location. Inability to compete successfully might result in increased costs, reduced yields and additional risks to the investors herein.

Employees.   The Corporation will initially employ five full time
employees responsible for securing the Driving Adventure locations, procurement of equipment, racecars, and the development and
implementation of the Corporation's marketing plan.    Each active
location will have up to 24 employees including but not limited to two mechanics, two driving instructors, two pit crewmen, two administrators, a flagman, two salesmen, an accountant and a site manager.

Additional employees and/or independent contractors will be obtained as required.

Seasonal Nature of Business Activities. The Corporation's operations shall not be seasonal, though some track locations may only operate on certain days or certain times of the year


Item 2.  Management's Discussion and Analysis or Plan of Operation

Trends and Uncertainties. Demand for the Corporation's products will be dependent on, among other things, general economic conditions which are cyclical in nature. Inasmuch as a major portion of the Corporation's activities will be the receipt of revenues from its driving school services and products, the Corporation's business operations may be adversely affected by the Corporation's competitors and prolonged recessionary periods.

Capital and Source of Liquidity.   The Corporation currently has no
material commitments for capital expenditures.

For the period from inception to June 30, 1999, the Corporation acquired plant and equipment of $333,370 resulting in net cash used in investing activities of $333,370.

For the period from inception to June 30, 1999, the Corporation sold common stock for $690,000 and repaid $444 of long-term debt. As a result, the Corporation had net cash provided by financing activities of $689,556 for the period from inception to June 30, 1999.

On a long term basis, liquidity is dependent on continuation of operation and receipt of revenues.

Results of Operations.    The Corporation has not conducted any
material revenue producing operations since inception.   For the period
from inception (November 24, 1998 to June 30, 1999, the Corporation had sales of $1,098 with a cost of sales of $727 for a gross profit of $371.

For the period from inception (November 24, 1998) to June 30, 1999, the Corporation had general and administrative expenses of $357,512. These expenses consisted primarily of advertising of $20,946, compensation of officers of $65,000, consulting services of $12,080, legal services of $15,000, payroll taxes of $7,633, printing costs of $24,836, accounting fees of $10,950, salaries of $75,627, rent of $10,229, supplies of $3,707, telephone of $5,083, travel costs of $28,744 and miscellaneous expenses of $77,677.

The Corporation shall focus on limiting its administrative costs.

Plan of Operation. The Corporation is in the development stage and has not conducted any significant operations to date or received any material operating revenues. The Corporation may experience problems; delays, expenses and difficulties sometimes encountered by an enterprise in the Corporation's stage of development, many of which are beyond the Corporation's control. These include, but are not limited to, unanticipated problems relating to additional costs and expenses that may exceed current estimates and competition.

The Corporation is not delinquent in any of its obligations even though the Corporation has generated limited operating revenues. The Corporation intends to market its products and services utilizing cash made available from the private sale of its securities and operations. The Corporation's management is of the opinion that the proceeds of the sales of its securities and future revenues will be sufficient to pay its expenses for the next twelve months.

GENERAL - YEAR 2000 ISSUES

The Corporation has conducted a comprehensive review of its computer systems to identify any business functions that could be affected by the "Year 2000" issue. As the millennium ("Year 2000") approaches, businesses may experience problems as the result of computer programs being written using two digits rather than four to define the
applicable year.   The Corporation has conducted a comprehensive review
of its computer systems to identify those areas that could be affected
by the "Year 2000" issue.   Any of the Corporation's programs that have
time-sensitive software may recognize a date using "00" as the year
1900 rather than the year 2000.   If not corrected, this could result
in extensive miscalculations or a major system failure.

The Corporation relies on industry standard software.   Certain
manufacturers have already provided the Corporation with upgraded software to address the "Year 2000" issue and the Corporation believes that its remaining software manufactures will modify their programs
accordingly.   In the event the remaining manufacturers do not upgrade
their software packages, the Corporation will replace such software
with programs that address the "Year 2000" issue.   The Corporation
believes that by modifying existing software and converting to new software, the "Year 2000" issue will not pose significant operational problems and is not anticipated to require additional expenditures that would materially impact its financial position or results of operations in any given year.

Successful and timely completion of the Year 2000 project is based on management's best estimates derived from various assumptions of future events. These events are inherently uncertain, including the progress and results of vendors and suppliers Year 2000 readiness.


ITEM 3.  DESCRIPTION OF PROPERTY

The Corporation's executive offices are located at 3660 Maguire
Boulevard, Suite 101, Orlando, Florida 32803. The Corporation leases its office facilities under an operating lease through April 15, 2000. These facilities consist of 2000 square feet and are leased at the monthly lease rate of $2,300.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tabulates holdings of shares of the Corporation by each person who, subject to the above, at the date of this prospectus, holds of record or is known by Management to own beneficially more than 5.0% of the Common Shares and, in addition, by all directors and officers of
the Corporation individually and as a group.   Each named beneficial
owner has sole voting and investment power with respect to the shares set forth opposite his name.

              Shareholdings at Date of
                   This Prospectus

                                                          Percentage of
                            Number & Class(1)              Outstanding
Name and Address                  of Shares                Common
Shares

Timothy Shannon                  3,000,000                      25.0%
3660 Maguire Blvd
Suite 101
Orland, Florida 32803

Brian Rosenbloom                 3,000,000                      25.0%
3660 Maguire Blvd
Suite 101
Orland, Florida 32803

Dale Jarrett                     1,500,000                      12.5%
3182 9th Tee Drive
Newton, NC 28658

Brett Favre                      1,500,000                      12.5%
132 Westover Drive
Hattiesburg, MS 39402

Ned Jarrett                      1,000,000                       8.0%
3182 9th Tee Drive
Newton, NC 28658

Glenn Jarrett                    1,000,000                       8.0%
3182 9th Tee Drive
Newton, NC 28658

All Directors & Officers
as a group (3 persons)           7,000,000                     57.38%

(1)Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, beneficial ownership of a security consists of sole or shared voting power (including the power to vote or direct the voting) and/or sole or shared investment power (including the power to dispose or direct the disposition) with respect to a security whether through a contract, arrangement, understanding, relationship or otherwise.
Unless otherwise indicated, each person indicated above has sole power to vote, or dispose or direct the disposition of all shares beneficially owned, subject to applicable unity property laws.

ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

Board of Directors. The following persons listed below have been retained to provide services as director until the qualification and election of his successor. All holders of Common Stock will have the right to vote for Directors of the Corporation. The Board of Directors has primary responsibility for adopting and reviewing implementation of the business plan of the Corporation, supervising the development business plan, review of the officers' performance of specific business functions. The Board is responsible for monitoring management, and from time to time, to revise the strategic and operational plans of the
Corporation.    Directors receive no cash compensation or fees for
their services rendered in such capacity.

The Executive Officers and Directors are:

Name                              Position                 Term(s) of Office
Timothy B. Shannon, age 37     President, Director      Inception to Present
                            Chief Executive Officer

Brian C. Rosenbloom, age 38    Vice President           Inception to Present
                          Secretary/Treasurer/Director
                            Chief Financial Officer

Glenn Jarrett, age 48     Chief Operating Officer       Inception to Present
                                 Director

Resumes:

Timothy B. Shannon.   Mr. Shannon has been President, Director and
Chief Executive Officer of the Corporation since its inception.   For
the past four years, Mr. Shannon has been employed in the investors relations industry and currently serves as Vice President and a principal of Shannon/Rosenbloom Marketing, an Orlando, Florida investor
relations firm.   From 1992 to 1994, Mr. Shannon was an investment
advisor with Great Western Financial Securities and Hearn Financial, a
Corporation that he co-founded.   Mr. Shannon spent six years as a
systems engineer and marketing representative with IBM after graduating in 1983 from the University of South Florida with a degree in Computer Science.

Brian C. Rosenbloom.   Mr. Rosenbloom has been Secretary/Treasurer,
Vice President, Chief Financial Officer and a Director of the
Corporation since its inception.   For the past four years, Mr.
Rosenbloom has been in the investor relations industry and currently acts as President and a principal of Shannon/Rosenbloom Marketing, an
Orlando, Florida investor relations firm.    Prior to that, Mr.
Rosenbloom has been involved in the investment and finance industry working in various capacities. Mr. Rosenbloom graduated from the University of Albany in 1982.

Glenn Jarrett. Mr. Jarrett has been Chief Operating Officer and a Director of the Corporation since its inception. Mr. Jarrett works as an auto racing announcer and consultant. Mr. Jarrett has been a senior motorsports announcer for TNN since 1991. He is a motorsports announcer (Pits) at contracted events and is the co-producer and co-host of the "World of Racing" radio program on MRN radio which airs
weekdays.   Mr. Jarrett has an extensive background in auto racing.
He drove in the NASCAR Busch Series from 1982 to 1988 and ran a total
of eighteen (18) NASCAR Winston Cup Races from 1977 to 1983.   Mr.
Jarrett is the acting consultant and marketing coordinator for DAJ Racing, Inc. and has been a guest speaker at many auto racing and related functions. Mr. Jarrett graduated from the University of North Carolina in 1972 with a Bachelor of Science degree in Business Administration.

Indemnification. The Corporation shall indemnify to the fullest extent permitted by, and in the manner permissible under the laws of the State of Florida, any person made, or threatened to be made, a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he is or was a director or officer of the Corporation, or served any other enterprise as director, officer or employee at the request of the Corporation. The Board of Directors, in its discretion, shall have the power on behalf of the Corporation to indemnify any person, other than a director or officer, made a party to any action, suit or proceeding by reason of the fact that he/she is or was an employee of the Corporation.

Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Corporation, the Corporation has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Corporation of expenses incurred or paid by a director, officer or controlling person of the Corporation in the successful defense of any action, suit or proceedings) is asserted by such director, officer, or controlling person in connection with any securities being registered, the Corporation will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issues.

INDEMNIFICATION OF OFFICERS OR PERSONS CONTROLLING THE CORPORATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, IS HELD TO BE AGAINST PUBLIC POLICY BY THE SECURITIES AND EXCHANGE COMMISSION AND IS THEREFORE UNENFORCEABLE.

ITEM 6.  EXECUTIVE COMPENSATION

Since inception, the following cash compensation has been paid by the Corporation to its officers and directors, during which there were three (3) officers and three (3) directors.

                                                                               Long Term Compensation
                                          Annual Compensation            Awards                 Payouts
 (a)                     (b)     (c)         (d)       (e)      (f)     (g)      (h)            (i)
                                                       Other                                    All
Name                                                   Annual Restricted        LTIP           Other
and                                                    Compen-   Stock  Options/ Pay-          Compen-
Principal                       Salary        Bonus    sation    Awards  SARs    Outs          sation
Position                Year      ($)          ($)       ($)       ($)   ($)     ($)             ($)

Timothy B. Shannon
President
Chief Executive Officer 1999

Brian C. Rosenbloom
Vice President
Secretary/Treasurer
Chief Financial Officer

Glenn Jarrett
Chief Operating Officer                                                   (1)

(1) The Corporation has entered into an agreement with Glenn Jarrett under which he will receive the option to purchase 250,000 Common
Shares of the Corporation at an option exercise price of $2.50 per
Common Share.   The term of the option is ten years.

The Corporation retains the right to increase or decrease the cash compensation of its employees as necessitated by business conditions.

The Corporation has not entered into Employment Agreements with its officers.

Board of Directors Compensation. Members of the Board of Directors will receive reasonable and customary fees to travel to meetings and
shall receive $1,000 per Board of Directors meeting.    Director
liability insurance may be provided to all members of the Board of Directors. No differentiation is made in the compensation of "outside directors" and those officers of the Corporation serving in that capacity.

Stock Option Plan.    The Corporation shall implement an employee stock
option program.   The specifics of the plan have yet to be determined.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During the period ended June 30, 1999, the Corporation purchased an aggregate of $60,000 of race vehicles from Jarrett/Favre
Motorsports, a company controlled by certain of the Corporation's significant shareholders of whom one is an officer and director of the Corporation. The Corporation believes that the price paid for the vehicles was not in excess of their fair market value.


ITEM 8.  DESCRIPTION OF SECURITIES

Qualification. The following statements constitute brief summaries of the Corporation's Certificate of Incorporation and Bylaws, as amended. Such summaries do not purport to be complete and are qualified in their entirety by reference to the full text of the Certificate of Incorporation and Bylaws.

The Corporation's articles of incorporation authorize it to issue up to
100,000,000 Common Shares, $.01 par value per Common Share.   The
Common Shares purchased in this offering will be fully paid and non-assessable.

Common Stock.   Holders of Common Shares of the Corporation are
entitled to cast one vote for each share held at all shareholders
meetings for all purposes.   Upon liquidation or dissolution, each
outstanding Common Share will be entitled to share equally in the assets of the Corporation legally available for distribution to shareholders after the payment of all debts and other liabilities. Common Shares are not redeemable, have no conversion rights and carry no preemptive or other rights to subscribe to or purchase additional Common Shares in the event of a subsequent offering. All outstanding Common Shares are, and the Common Shares offered hereby will be when legally issued, fully paid and non-assessable.

There are no limitations or restrictions upon the rights of the Board of Directors to declare dividends out of any funds legally available therefor. The Corporation has not paid dividends to date and it is not anticipated that any dividends will be paid in the foreseeable future. The Board of Directors initially may follow a policy of retaining earnings, if any, to finance the future growth of the Corporation. Accordingly, future dividends, if any, will depend upon, among other considerations, the Corporation's need for working capital and its financial conditions at the time.

Transfer Agent.  Florida Atlantic Stock Transfer shall act as the
Corporation's transfer agent.


                        PART II

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON
EQUITY AND RELATED STOCKHOLDER MATTERS

The Corporation intends to apply for trading of its Common
Stock in the over-the-counter market on the OTC Bulletin
Board maintained by the NASD.

The Corporation has never paid any cash dividends nor does it intend, at this time, to make any cash distributions to its shareholders as dividends in the near future.

As of August 31, 1999, the number of holders of Corporation's common stock is 51.

ITEM 2.  LEGAL PROCEEDINGS

The Corporation is not involved in any legal proceedings as of the date of this registration statement.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

Since inception, there have been no changes in or disagreements with the Corporation's principal independent accountant.

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES.

At inception, the Corporation issued an aggregate of 6,000,000 Common Shaers to Timothy Shannon (3,000,000 Common Shares) and Brian Rosenbloom (3,000,000 Common Shares), officers and directors of the
Corporation.   The Common Shares were issued at par value for services
rendered in connection with the formation of the Company.   These
issuances were made to sophisticated investors pursuant to Section 4(2) of the Securities Act of 1933.

During December 1999, the Corporation negotiated personal service contracts with certain members of the Jarrett family and Brett Favre. The Corporation issued an aggregate of 5,500,000 shares in connection with the contracts at $.1667 per Common Share.

Dale Jarrett                     1,500,000
Brett Favre                      1,500,000
Ned Jarrett                      1,000,000
Glenn Jarrett                    1,000,000
Jason Jarrett                      500,000

These issuances were made to sophisticated investors pursuant to
Section 4(2) of the Securities Act of 1933.

During March and April 1999, the Corporation sold 700,000 Common Shares for $1.00 per Common Share in cash (unless otherwise noted) to the following:

Name                    Amount of Shares

John D. King                12,500

Jt. Ten: James Coschignano   2,000
         Sjiela Coschignano
Ronald Johnson Trust         5,000
Douglas R. Swenson           5,000
Theresa Thompson            15,000
Jt. Ten. Ronald D. Davis    10,000
         Rhonda L. Davis
Kevin W. Kennedy            20,000
Scott A. Artz               35,000
Ronald Outar                 2,500
Michael S. Hirschberger      3,000
Elizabeth Gheen              5,000
Timothy Miles                5,000
Kathleen Guarino            25,000
David Scott Gordan          10,000
Maria Smith                 10,000
Steve Guarnino              25,000
Kimberlee E. Jaggers         2,000
Jt. Ten. Michael A. Morgan   5,000
         Sherry Morgan
Kenneth J. Scott            10,000
Ian Strickland               5,000
Cindy Nadler                16,000
Ronnie L. Williams, Sr.     85,000
Charles W. Elliott
   Living Trust             50,000
   DTD 11/3/88
Deborah Kelly                1,000
Mary J. Lesio                1,000
Jt. Ten. Linda A. Lesio      3,000
         Stephen J. Lesio
Jt. Ten. Harold Rosenbloom  20,000
         Dolores Rosenbloom
Susan Mahoney                3,000
Neil T. Pitt                 7,500
Jt. Ten. Mark S. Rosenbloom 15,000
         Mary E. Rosenbloom
Tina Maenza                  2,500
Frederick A. Lenz           15,000
Kimberly Dowda              65,000
Bruce R. Knox               20,000
Jason Bordeau               20,000
Dominck Vicari              58,000
Ron Mastrodanato             2,000
Jody M. Walker               5,000
  (for services valued at $5,000)
Roger Tichenor              10,000
Robert E. Veitia            10,000
James A. Skalco             10,000
Carmela A. Aiello            1,000
Jt. Ten. Richard F. Higley   3,000
         Gail F. Higley
Jt. Ten. James L. Waldron   40,000
         Martie M. Waldron
Todd Havemeister             5,000
Ron Eiger                    5,000
Jim Cleveland               10,000
John Polli, Sr.              5,000

These issuances were made in compliance with Rule 504, Regulation D of
the Securities Act of 1933 by Registrant's management.   No commissions
were paid.   The determination of whether an investor was accredited or nonaccredited was based on the responses in the subscription agreement filled out by each investor.


ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Indemnification. The Corporation shall indemnify to the fullest extent permitted by, and in the manner permissible under the laws of the State of Florida, any person made, or threatened to be made, a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he is or was a director or officer of the Corporation, or served any other enterprise as director, officer or employee at the request of the Corporation. The Board of

Directors, in its discretion, shall have the power on behalf of the Corporation to indemnify any person, other than a director or officer, made a party to any action, suit or proceeding by reason of the fact that he/she is or was an employee of the Corporation.

Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Corporation, the Corporation has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Corporation of expenses incurred or paid by a director, officer or controlling person of the Corporation in the successful defense of any action, suit or proceedings) is asserted by such director, officer, or controlling person in connection with any securities being registered, the Corporation will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issues.

INDEMNIFICATION OF OFFICERS OR PERSONS CONTROLLING THE CORPORATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, IS HELD TO BE AGAINST PUBLIC POLICY BY THE SECURITIES AND EXCHANGE COMMISSION AND IS THEREFORE UNENFORCEABLE.


PART F/S

The following financial statements required by Item 310 of Regulation S-B are furnished below

Independent Auditor's Report dated July 23, 1999
Balance Sheet as of June 30, 1999
Statement of Operations for the period from inception (November 24, 1998) to June 30, 1999
Statement of Stockholders' Equity for the period from inception
(November 24, 1998) to June 30, 1999
Statement of Cash Flows for the period from inception (November 24, 1998) to June 30, 1999
Notes to Financial Statements

INDEPENDENT AUDITOR'S REPORT



Board of Directors and Shareholders
The Jarrett/Favre Driving Adventure, Inc.


We have audited the balance sheet of The Jarrett/Favre Driving Adventure The Jarrett/Favre Driving Adventure, Inc. as of June 30, 1999, and the related statements of operations, stockholders' equity and cash flows for period from inception (November 24, 1998) to June 30, 1999. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of The Jarrett/Favre Driving Adventure, Inc. as of June 30, 1999, and the related statements of operations, stockholders' equity and cash flows for period from inception (November 24, 1998) to June 30, 1999, in conformity with generally accepted accounting principles.




                         James E. Scheifley & Associates, P.C.
                          Certified Public Accountants

Englewood, Colorado
23-Jul-99







<PAGE.13

  The Jarrett/Favre Driving Adventure, Inc.
        (A Development Stage Corporation)
                Balance Sheet
                June 30, 1999

                   ASSETS
Current assets:
  Cash                                                   $    126,020
  Inventory                                                    14,396
  Prepaid expenses                                             25,010
                                                         ------------
      Total current assets                                    165,426

Property and equipment, at cost, net of
  accumulated depreciation of $1,581                          357,299

Other assets                                                   12,200
                                                         ------------
$534,925
    LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt                      $      5,628
  Accounts payable                                             43,605
  Accrued expenses                                             20,930
                                                         ------------
      Total current liabilities                                70,163

Long-term debt                                                 19,438

Commitments and contingencies (Note6)

Stockholders' equity:
 Common stock, $.01 par value,
 100,000,000 shares authorized,
  12,200,000 shares issue and outstanding                     122,000
 Additional paid-in capital                                 1,549,669
 Unearned services                                           (870,836)
 Deficit accumulated during development stage                (355,509)
                                                          ------------
                                                              445,324
                                                         ------------
                                                             $534,925




See accompanying notes to consolidated financial statements.

The Jarrett/Favre Driving Adventure, Inc.
  (A Development Stage Corporation)
     Statement of Operations
For the Period From Inception (November 24, 1998) to June 30, 1999

Sales                                 $    1,098
Cost of sales                                727
                                      ----------
Gross profit                                 371

Other costs and expenses:
 General and administrative              357,512
                                      ----------
Income (loss) from operations           (357,141)

Other income and (expense):
 Interest expense                          (190)
 Interest income                           1,822
                                      ----------
                                           1,632
                                      ----------
Income before taxes                     (355,509)
Income taxes                                   -

  Net income (loss)                   $ (355,509)


Per share information:

Basic (loss) per share                $    (0.03)

Weighted average shares outstanding   10,859,000





See accompanying notes to consolidated financial statements.

   The Jarrett/Favre Driving Adventure, Inc.
         (A Development Stage Corporation)
 Statement of Changes in Stockholders' Equity
For the Period From Inception (November 24, 1998) to June 30, 1999

                                                                                                       Deficit
                                                                      Additional                     Accumulated
                                                Common Stock            Paid-in         Unearned    During Develop-
                   ACTIVITY                Shares         Amount        Capital         Services     ment Stage       Total
Shares issued for services at inception
   at par                                   6,000,000    $ 60,000       $      -        $     -       $     -        $60,000

Shares issued for service contracts
  December, 1998 at $.1667 per share        5,500,000      55,000        861,836       (870,836)            -       (45,833)

Shares issued for cash:
  March, 1999 at $1.00 per share              381,000       3,810        377,190              -             -       381,000
  April, 1999 at $1.00 per share              314,000       3,140        310,860              -             -       314,000
  Less expenses of offering                                                              (5,000)            -        (5,000)


Shares issued for services
  April, 1999 at $1.00 per share                5,000          50          4,950              -             -         5,000

Net loss for the period ended
  June 30, 1999                                     -           -              -              -      (355,509)     (355,509)
                                           ----------    --------       --------       --------      --------      --------
Balance June 30, 1999                      12,200,000    $122,000     $1,549,669     $ (870,836)   $ (355,509)    $ 445,324
                                           ==========  ==========     ==========     ==========    ==========    ==========



See accompanying notes to financial statements.

  The Jarrett/Favre Driving Adventure, Inc.
        (A Development Stage Corporation)
           Statements of Cash Flows
For the Period From Inception (November 24, 1998) to June 30, 1999

Net (loss)                                           $  (355,509)
  Adjustments to reconcile net (loss) to net
   cash provided by (used in) operating activities:
   Depreciation and amortization                          47,414
   Common stock issued for services                       65,000
Changes in assets and liabilities:
    (Increase) decrease in inventory                     (14,396)
    (Increase) in prepaid expenses                       (25,101)
   (Increase) in other assets                            (12,200)
    Increase in accounts payable and
        accrued expenses                                  64,535
                                                      ----------
       Total adjustments                                 125,343
                                                      ----------
  Net cash (used in)
   operating activities                                 (230,166)

Cash flows from investing activities:
   Acquisition of plant and equipment                   (333,370)
                                                      ----------
Net cash (used in) investing activities
 investing activities                                   (333,370

Cash flows from financing activities:
   Common stock sold for cash                            690,000
   Repayment of long-term debt                              (444)
                                                      ----------
  Net cash provided by
   financing activities                                  689,556
                                                      ----------
Increase (decrease) in cash                              126,020
Cash and cash equivalents,
 beginning of period                                           -
Cash and cash equivalents,
 end of period                                       $   126,020
                                                      ===========

See accompanying notes to consolidated financial statements.

The Jarrett/Favre Driving Adventure, Inc.
   (A Development Stage Corporation)
      Statements of Cash Flows
For the Period From Inception (November 24, 1998) to June 30, 1999


Supplemental cash flow information:
   Cash paid for interest                   $  190
   Cash paid for income taxes               $    -






See accompanying notes to consolidated financial statements.

The Jarrett/Favre Driving Adventure, Inc.
Notes to Consolidated Financial Statements
30-Jun-99

Note 1. Organization and Summary of Significant Accounting
Policies.

The Corporation was incorporated in Florida on November 24, 1998 and
has elected to be taxes as a "C" corporation.   The Corporation is in
its development stage and plans to offer the "NASCAR" driving experience to the public. The Corporation owns several 'NASCAR" type automobiles and has secured several racetrack locations at which it will offer these services at various dates during the coming fiscal year. The Corporation completed its first driving program date during the weekend of July 4, 1999.

     Inventory:
Inventory is valued at the lower of cost or market on a first-in first-out basis and consists primarily of finished goods and includes primarily promotional items that bear the Corporation's logo.

     Property, Plant and Equipment:
Property, plant and equipment are recorded at cost and are depreciated based upon estimated useful lives using the straight-line method. Estimated useful lives range from 3 to 5 years for furniture and fixtures and from 5 to 10 years for equipment.

     Revenue Recognition:
Revenue is recognized at the time the product is delivered or the service is performed. Provision for sales returns will be estimated based on the Corporation's historical return experience, however sales returns are not expected to be significant due to the nature of the services provided by the Corporation.

     Intangible Assets and Long Lived Assets:
The Corporation makes reviews for the impairment of long-lived assets and certain identifiable intangibles whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Under SFAS No. 121, an impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. No such impairment losses have been identified by the Corporation for the period ended June 30, 1999.

      Cash:
For purposes of the statement of cash flows, the Corporation considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.



     Estimates:
The preparation of the Corporation's financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

     Advertising costs:
Advertising costs are charged to operations when the advertising first takes place. Advertising costs charged to operations were $40,421 for the period ended June 30, 1999.

     Fair value of financial instruments
The Corporation's short-term financial instruments consist of cash and cash equivalents, accounts and loans receivable, and payables and accruals. The carrying amounts of these financial instruments approximates fair value because of their short-term maturities. Financial instrument that potentially subjects the Corporation to a concentration of credit risk consists principally of cash. During the year the Corporation maintained cash deposits at financial institutions in excess of the $100,000 limit covered by the Federal Deposit Insurance Corporation. The Corporation does not hold or issue financial instruments for trading purposes nor does it hold or issue interest rate or leveraged derivative financial instruments

     Stock-based Compensation
The Corporation adopted Statement of Financial Accounting Standard No. 123 (FAS 123), Accounting for Stock-Based Compensation at its inception. Upon adoption of FAS 123, the Corporation continued to measure compensation expense for its stock-based employee compensation plans using the intrinsic value method prescribed by APB No. 25, Accounting for Stock Issued to Employees. The Corporation paid stock based compensation during the period ended June 30, 1999 as described in Note 4.

New Accounting Pronouncements
SFAS No. 130, "Reporting Comprehensive Income", establishes guidelines for all items that are to be recognized under accounting standards as components of comprehensive income to be reported in the financial statements. The statement is effective for all periods beginning after December 15, 1997 and reclassification financial statements for earlier periods will be required for comparative purposes. The adoption of SFAS No. 130 has had no impact on the Corporation.

In March 1998, the American Institute of Certified Public
Accountants issued Statement of Position 98-1, Accounting for the
Costs of Computer Software Developed or Obtained for Internal Use
("SOP 98-1"). SOP 98-1 provides authoritative guidance on when internal-use software costs should be capitalized and when these costs should be expensed as incurred. The Corporation adopted SOP 98-1 at its inception. The adoption of SOP 98-1 has had no impact on the Corporation.

Effective December 31, 1998, the Corporation adopted SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information ("SFAS 131"). SFAS 131 superseded SFAS No. 14, Financial Reporting for Segments of a Business Enterprise. SFAS 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. SFAS 131 also establishes standards for related disclosures about products and services, geographic areas, and major customers. The adoption of SFAS 131 has had no impact on the Corporation.

Effective December 31, 1998, the Corporation adopted the provisions of SFAS No. 132, Employers' Disclosures about Pensions and Other Post-retirement Benefits ("SFAS 132"). SFAS 132 supersedes the disclosure requirements in SFAS No. 87, Employers' Accounting for Pensions, and SFAS No. 106, Employers' Accounting for Post-retirement Benefits Other Than Pensions. The overall objective of
SFAS 132 is to improve and standardize disclosures about pensions and other post-retirement benefits and to make the required information more understandable. The adoption of SFAS 132 has had no impact on the Corporation.

In June 1998, the Financial Accounting Standards Board issued SFAS
No. 133, Accounting for Derivative Instruments and Hedging
Activities ("SFAS 133"), which is required to be adopted in years beginning after June 15, 1999. SFAS 133 will require the Corporation to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. Management believes that the adoption of SFAS No. 133 will have no impact on the Corporation

Note 2.  Property, Plant and Equipment.

Property, plant and equipment consists of the following at June 30,
1999:
    Office furniture an equipment        $  21,855
    Shop and track equipment                 8,999
    Race vehicles                          295,762
    Vehicles - other                        32,264
                                         ---------
                                           358,880
    Less accumulated depreciation           (1,581)
                                         ---------
                                          $357,299

Depreciation charged to operations was $1,581 for the period ended
June 30, 1999.


Note 3.  Other Assets

Other assets at June 30, 1999 consist of principally of costs associated with the development of the Corporation's internet web site and the software component thereof which will enable the Corporation to offer its services and arrange for payment therefore electronically. The Corporation plans to amortize these costs over a five year period.


Note 4. Stockholders' Equity

At inception, the Corporation issued an aggregate of 6,000,000 shares of its common stock to two individuals who are officers and directors of the Corporation in exchange for there services rendered in connection with the formation of the Corporation. The shares were valued at par value.

During December 1999 the Corporation negotiated personal service contracts with certain members of the Jarrett family and Bret
Farve. The Jarretts and Favre have had a prior business relationship related to automobile racing. The contracts require the individuals to provide personal appearances and to participate in the advertising and promotional efforts of the Corporation for a period of ten years. The Corporation issued an aggregate of 5,500,000 shares in connection with the personal service contracts. The shares issued for the services to be performed over the contract terms were valued at $.1667 per share, which is the Corporation's estimate of the fair vale of the stock. The estimate was based Favre's estimated hourly rate for services provided to his principal employer multiplied by the estimated hours required under the personal service contract with the product thereof then divided by the number of shares issued to Favre.

This price per share was used to value the shares issued under all of the contracts. The unearned services under the contracts aggregate $870,835 at June 30, 1999 and are classified as a reduction of stockholders' equity. Services charged to expense during the period ended June 30, 1999 amounted to $45,833. The services will be charged to expense ratably over the remaining terms of the contracts (9.5 years).

During March 1999, the Corporation commenced a private sale of its common stock to a limited group of investors. The Corporation sold 695,000 shares of its common stock for gross proceeds of $695,000 and incurred direct expenses of the offering amounting to $5,000.

During April 1999, the Corporation issued 5,000 shares of its common stock to an individual for services provided to the Corporation. The shares were valued at $1.00 per share, which is consistent with the price per share paid in cash by investors during the period.


Note 5. Income Taxes.

Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classifications of the assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse. The Corporation had no significant deferred tax items arise during any of the periods presented.

The Corporation has not provided for income taxes during the period ended June 30, 1999 as a result of an operating loss. The Corporation has a net operating loss carryforward at June 30, 1999 of approximately $310,000. The Corporation has fully reserved the deferred tax asset (approximately $105,000) that would arise from the loss carryforward since the Corporation cannot predict a level of operations that would assure the utilization of the loss in future periods.

Note 6. Commitments and contingencies

Operating leases:
The Corporation leases its office facilities under an operating lease through April 15, 2000. Additionally, the Corporation has an operating lease associated with a vehicle with a term ending in April 2003.
Minimum future rentals payable under the leases are as follows:
                       Year                         Amount
                       1999                        $  18,369
                       2000                        $  18,737
                       2001                        $   7,937
                       2002                        $   7,937
                       2003                        $   3,969

Rent expense amounted to $14,059 for the period ended June 30,
1999


Note 7.  Related Party Transactions

During the period ended June 30, 1999, the Corporation purchased an aggregate of $60,000 of race vehicles from Jarrett/Favre
Motorsports, a company controlled by certain of the Corporation's significant shareholders of whom one is an officer and director of the Corporation. The Corporation believes that the price paid for the vehicles was not in excess of their fair market value.

                           PART III


ITEM 1.  INDEX TO EXHIBITS

(2)  Charter and by-laws
(3)  Instruments defining the rights of security holders
(5)  Voting Trust Agreement - Not Applicable
(6)  Material Contracts
(7)  Material Foreign Patents - Not Applicable
(12) Additional Exhibits

ITEM 2.  DESCRIPTION OF EXHIBITS

(2.1)     Articles of Incorporation
(2.2)     Bylaws
(3.1)     Common Stock Certificate
(6.1)     Promotion and Licensing Agreement between Company and Dale
            Jarrett dated November 23, 1998
(6.2)     Promotion and Licensing Agreement between Company and Ned
            Jarrett dated November 23, 1998
(6.3)     Promotion and Licensing Agreement between Company and Glenn
            Jarrett dated November 23, 1998
(6.4)     Promotion and Licensing Agreement between Company and Jason
            Jarrett dated November 23, 1998
(6.5)     Promotion and Licensing Agreement between Company and Brett
            Favre dated November 23, 1998

                              SIGNATURES




In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                JARRETT/FAVRE DRIVING ADVENTURE, INC.




Date: September 1, 1999               --------------------------------
                                      By: Brian Rosenbloom, President